

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2015

Via E-mail
Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

      Re: Anadarko Petroleum Corporation
               Form 10-K for Fiscal Year Ended
               December 31, 2014
               Response Dated June 3, 2015
               File No. 1-08968

Dear Mr. Gwin:

We have reviewed your June 3, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 17 – Contingencies, page 121

Deepwater Horizon Events, page 122

Penalties and Fines, page 124

1.   Your response to prior comment 2 states that the discretion of the District Court in applying the statutory penalty factors under the Clean Water Act could potentially result in a penalty in excess of what you have accrued. In light of this possibility and your inability to formulate a meaningful range of potential loss, please tell us more about how

you concluded that any potential penalty under the Clean Water Act would not materially impact your financial statements. In addition, your response to our prior comment does not appear to provide us with an analysis of the guidance per SAB Topic 5Y.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief